(d)(6)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

CBRE CLARION SECURITIES, LLC

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING Global Real Estate Fund	0.400% on the first $200 million of assets; 0.350% on the next $550 million of assets; and 0.300% on assets in excess of $750 million